Exhibit 99.6

PRESS RELEASE

France: TotalEnergies to Supply 800 GWh of Renewable Electricity
to Paper Manufacturer SWM Over 10 Years

Paris, January 27, 2026 – TotalEnergies and SWM, a major player in the paper industry, announce the signing of a contract for the supply of renewable electricity with a constant delivery profile (Clean Firm Power) to SWM’s three plants in France (Papeteries de Saint Girons, PDM Industries, and LTR Industries).

The contract will begin in January 2026 for a duration of 10 years and will represent a total volume of 800 GWh. TotalEnergies will supply this electricity from approximately 50 MW of its existing renewable generation assets in France, ensuring SWM receives competitive, stable, and low-carbon electricity that meets the needs of the paper industry.

“We are delighted to support SWM in its decarbonization efforts and pursuit of competitiveness through our ‘clean firm power’ solutions. This contract illustrates TotalEnergies’ ability to offer tailor-made solutions adapted to the specific needs of our industrial customers in France. These solutions are based on our integrated production portfolio combining both renewable and flexible assets,” said Sophie Chevalier, Senior Vice President Flexible Power & Integration at TotalEnergies.

“This agreement secures half of our French electricity needs from renewable sources for the next decade, a decisive step toward our commitment to significantly reduce Scope 1 and 2 emissions by 2033. For an energy-intensive industry like ours, this isn't just an environmental milestone; it's a strategic investment that gives us cost predictability and strengthens our ability to offer customers genuinely sustainable solutions,” stated Giuliano Scilio, Vice President & CIO at SWM.

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About SWM

SWM International is the leading global supplier of premium, highly engineered, lightweight fiber-based solutions, with deep expertise in reconstituted botanicals. Backed by centuries of experience in paper manufacturing and committed to accelerate the transition to safer and more sustainable solutions, the company’s broad product portfolio, global footprint, and expert service offerings help drive innovation across all its markets. These include combustible and smokeless applications, and next-generation categories such as heated tobacco and oral delivery solutions. The company’s advanced natural fibers also play a critical role in a wide range of markets, including energy storage, surface protection, filtration and packaging. SWM International, with the headquarter in Luxembourg, employs nearly 2,000 dedicated professionals at its facilities across Europe, the United States, Latin America, and Asia.

TotalEnergies’ tailored power solutions for its customers around the world

This power supply with SWM adds to those already signed by TotalEnergies with Google, Data4, STMicroelectronics, Saint-Gobain, Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol, and provides a further illustration of TotalEnergies’ ability to develop innovative solutions by leveraging its diverse asset portfolio to support its customers’ decarbonization efforts.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of October 2025, TotalEnergies has more than 32 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

Contacts SWM

Florian Vladacenco, Corporate Communications

florian.vladacenco@swmintl.com

corporate_communications@swmintl.com

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 | presse@totalenergies.com | @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 | ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).